As filed with the Securities and Exchange Commission on February 3, 2000


                                               Registration No. 333-
===========================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                            ----------------------



                                   FORM S-6
                  FOR REGISTRATION UNDER THE SECURITIES ACT
                   OF 1933 OF SECURITIES OF UNIT INVESTMENT
                       TRUSTS REGISTERED ON FORM N-8B-2

                            ---------------------

A.       Exact Name of Trust:

                              NATIONAL EQUITY TRUST

                         Low Five Portfolio Series 31


B.       Name of depositor:

                       PRUDENTIAL SECURITIES INCORPORATED

C.       Complete address of depositor's principal executive office:

                                One Seaport Plaza
                                199 Water Street
                            New York, New York 10292

D.       Name and complete address of agent for service:

                                                                                                  Copy to:
                     LEE B. SPENCER, JR., ESQ.                                              KENNETH W. ORCE, ESQ.
                 PRUDENTIAL SECURITIES INCORPORATED                                        CAHILL GORDON & REINDEL
                         One Seaport Plaza                                                     80 Pine Street
                          199 Water Street                                                New York, New York 10005
                      New York, New York 10292

E.       Title and amount of securities being registered:


                       An indefinite number of Units of
                            NATIONAL EQUITY TRUST,
                         Low Five Portfolio Series 31

                  Pursuant to Rule 24f-2 promulgated under the
                    Investment Company Act of 1940 as amended

F. Proposed maximum aggregate offering price to the public of the securities being registered:

                                  Indefinite

G.       Amount of filing fee:

                                     N/A


H.       Approximate date of proposed sale to public:
         As soon as practicable after the effective date of the registration statement.

===========================================================================

                  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall hereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

                              NATIONAL EQUITY TRUST

Low Five Portfolio Series 31


                              CROSS-REFERENCE SHEET

                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933


                                 (Form N-8B-2 Items required by Instruction as
                                         to the Prospectus in Form S-6)



                         Form N-8B-2                                                               Form S-6
                         Item Number                                                         Heading in Prospectus

                     I. Organization and General Information
1.         (a)      Name of Trust...............................................  )       Prospectus front cover
           (b)      Title of securities issued .................................  )

2.         Name and address of each depositor...................................          Sponsor; Prospectus back cover

3.         Name and address of trustee .........................................          Trustee

4.         Name and address of each principal underwriter ......................

5.         State of organization of trust ......................................          The Trust

6.         Execution and termination of trust agreement ........................

7.         Changes of Name .....................................................  )                              *

8.         Fiscal year .........................................................  )                              *

9.         Litigation ..........................................................  )                              *


                    II. General Description of the Trust and
                             Securities of the Trust

-----------------------
*        Inapplicable, answer negative or not required.

10.        (a)      Registered or bearer securities ............................  )                              *
           (b)      Cumulative or distributive securities ......................                                 *
           (c)      Redemption .................................................          Rights of Unit Holders -- Redemption
           (d)      Conversion, transfer, etc...................................          Rights of Unit Holders -- Redemption
           (e)      Periodic payment plan ......................................  )                              *
           (f)      Voting rights ..............................................                                 *
           (g)      Notice to Certificateholders................................          The Trust; Rights of Unit Holders --
                                                                                              Reports and Records; Sponsor --
                                                                                              Responsibility; Sponsor --
                                                                                              Resignation; Trustee -- Resignation;
                                                                                              Amendment and Termination of the
                                                                                              Indenture
           (h)      Consents required ..........................................          The Trust; Amendment and Termination of
                                                                                              the Indenture
           (i)      Other provisions ...........................................          Tax Status

11.        Type of securities comprising units..................................          Prospectus front cover; Objective:
                                                                                              Security Selection; The Trust
12.        Certain information regarding periodic payment certificates .........                                 *

13.        (a)      Load, fees, expenses, etc. .................................          Summary of Essential Information; Public
                                                                                              Offering of Units -- Public Offering
                                                                                              Price; Public Offering of Units --
                                                                                              Sponsor's and Underwriter's Profits;
                                                                                              Public Offering of Units -- Volume
                                                                                              Discount; Public Offering of Units --
                                                                                              Employee Discount; Exchange Option;
                                                                                              Reinvestment Program; Expenses and
                                                                                              Charges; Sponsor -- Responsibility

-----------------------

*        Inapplicable, answer negative or not required.

           (b)      Certain information regarding periodic
                      payment certificates.....................................                           *

           (c)      Certain percentages ........................................          Summary of Essential Information; Public
                                                                                              Offering of Units -- Public Offering
                                                                                              Price; Public Offering of Units --
                                                                                              Profit of Sponsor; Public Offering of
                                                                                              Units -- Volume Discount; Public
                                                                                              Offering of Units -- Employee
                                                                                              Discount; Exchange Option
           (d)      Price Differentials ........................................          Public Offering of Units -- Employee
                                                                                              Discount
           (e)      Certain other fees, etc. payable by holders ................          Rights of Unit Holders -- Certificates
           (f)      Certain other profits receivable by depositor, principal....          The Trust -- Objectives and Securities
                                                                                              Selection; Rights of Unit Holders --
                                                                                              Redemption -- Purchase by the Sponsor
                                                                                              of Units Tendered for Redemption
           (g)      Ratio of annual charges to income...........................                          *

14.        Issuance of trust's securities ......................................          The Trust; Rights of Unit Holders --

15.        Receipt and handling of payments from purchasers ....................                          *

16.        Acquisition and disposition of underlying securities ................          The Trust -- Portfolio Summary; The Trust
                                                                                              -- Objectives and Securities
                                                                                              Selection; Rights of Unit Holders

-----------------------
*        Inapplicable, answer negative or not required.
                                       iii

                                                                                              -- Redemption; Sponsor -
                                                                                              Responsibility

17.        Withdrawal or redemption ............................................          Rights of Unit Holders -- Redemption

18.        (a)      Receipt, custody and disposition of income .................          Rights of Unit Holders --Distribution
                                                                                              of Interest and Principal; Rights
                                                                                              of Unit Holders - Reports and Records
           (b)      Reinvestment of distributions ..............................          Reinvestment Programs
           (c)      Reserves or special funds ..................................          Expenses and Charges; Rights of Unit
                                                                                          Holders  -- Distribution of Interest
                                                                                              and Prinicipal
           (d)      Schedule of distributions ..................................                                 *

19.        Records, accounts and reports .......................................          Rights of Unit Holders -- Distributions of
                                                                                              Interest and Principal; Rights of
                                                                                              Unit Holders -- Reports and Records

20.        Certain miscellaneous provisions of trust agreement .................          Sponsor -- Limitations on
           (a)      Amendment .................................................  )           Liability; Sponsor -- Resignation;
           (b)      Termination ................................................ )        Trustee -- Limitations on Liability
           (c)      and (d) Trustee, removal and successor .....................              Trustee - Resignation; Amendment and
           (e)      and (f) Depositor, removal and successor ...................              the Indenture

21.        Loans to security holders ...........................................                                 *

22.        Limitation on liability .............................................          The Trust -- Portfolio Summary; Sponsor --
                                                                                              Limitations on Liability; Trustee --

-----------------------
*        Inapplicable, answer negative or not required.
                                       iv

                                                                                              Limitations on Liability; Evaluator --
                                                                                              Limitations on Liability

23.        Bonding arrangements ................................................          Additional Information    -- Item A

24.        Other material provisions of trust agreement ........................                                 *

                        III. Organization, Personnel and
                         Affiliated Persons of Depositor

25.        Organization of depositor ...........................................          Sponsor

26.        Fees received by depositor ..........................................                                 *

27.        Business of depositor ...............................................          Sponsor

28.        Certain information as to officials and affiliated persons of........                                 *

29.        Companies controlling depositor .....................................          Sponsor

30.        Persons controlling depositor .......................................                                 *

31.        Payments by depositor for certain services rendered to trust ........)

32.        Payments by depositor for certain other services rendered to trust ..)                                *

33.        Remuneration of employees of depositor for certain services rendered
             to trust ..........................................................)                                *

34.        Remuneration of other persons for certain services rendered to trust.)

35.        Distribution of trust's securities in states ........................          Public Offering of Units  -- Public
                                                                                              Distribution

-----------------------
*        Inapplicable, answer negative or not required.
                                        v

36.        Suspension of sales of trust's
               securities ......................................................  )                              *

37.        Revocation of authority to distribute................................  )                              *

38.        (a)      Method of distribution .....................................  )                              *
           (b)      Underwriting agreements ....................................          Public Offering of Units
           (c)      Selling agreements .........................................  )                              *

39.        (a)      Organization of principal underwriter.......................  )       Sponsor
           (b)      N.A.S.D. membership of principal............................  )       Sponsor

40.        Certain fees received by principal underwriter.......................                                 *

41.        (a)      Business of principal underwriter...........................          Sponsor
           (b)      Branch offices of principal underwriter.....................  )                              *
           (c)      Salesmen of principal underwriter...........................  )                              *

42.        Ownership of trust's securities by certain persons ..................  )                              *

43.        Certain brokerage commissions received by principal underwriter .....  )                              *

44.        (a)      Method of valuation ........................................          Summary of Essential Information; Public
                                                                                              Offering of Units -- Public Offering
                                                                                              Price; Public Offering of Units --
                                                                                              Public Distribution; Public Offering
                                                                                              of Units -- Secondary Market
           (b)      Schedule as to offering price ..............................                                 *
           (c)      Variation in offering price to certain persons .............          Public Offering of Units  -- Public
                                                                                              Distribution; Public Offering of
                                                                                              Units -- Volume Discount; Public
                                                                                              Offering of Units -- Employee

-----------------------
*        Inapplicable, answer negative or not required.
                                       vi

                                                                                              Discount; Exchange Option
45.        Suspension of redemption rights .....................................                                 *

46.        (a)      Redemption Valuation .......................................          Summary of Essential Information; Rights
                                                                                              of Unit Holders -- Redemption --
                                                                                              Computation of Redemption Price
                                                                                              per Unit
           (b)      Schedule as to redemption price ............................                                 *

47.        Maintenance of position in underlying securities ....................          Public Offering of Units -- Secondary
                                                                                              Market; Rights of Unit Holders --
                                                                                              Redemption -- Computation of
                                                                                              Redemption Price per Unit; Rights of
                                                                                              Unit Holders -- Redemption --
                                                                                              Purchase by the Sponsor of Units
                                                                                              Tendered for Redemption

               IV. Information Concerning the Trustee or Custodian


48.        Organization and regulation of trustee...............................          Trustee

49.        Fees and expenses of trustee.........................................          Expenses and Charges

50.        Trustee's lien.......................................................          Expenses and Charges -- Other Charges

                     V. Information Concerning Insurance of
                              Holders of Securities

51.        Insurance of holders of trust's securities ..........................          The Trust -- Insurance on the Securities
                                                                                              in the Portfolio of an Insured Trust

-----------------------
*        Inapplicable, answer negative or not required.
                                       vii

                            VI. Policy of Registrant

52.        (a)      Provisions of trust agreement with respect to selection or
                        elimination of underlying securities ...................         Prospectus front cover; The Trust --
                                                                                              Portfolio Summary; The Trust --
                                                                                              Insurance on the Securities in the
                                                                                              Portfolio of an Insured Trust; The
                                                                                              Trust -- Objectives and Securities
                                                                                              Selection; Sponsor -- Responsibility


           (b)      Transactions involving elimination of underlying
                        securities .............................................                                 *

           (c)      Policy regarding substitution or elimination of
                    underlying securities ......................................         Sponsor -- Responsibility

           (d)      Fundamental policy not otherwise covered ...................                                 *

53.        Tax status of trust .................................................         Prospectus front cover; Tax Status


                   VII. Financial and Statistical Information


54.        Trust's securities during last ten
               years............................................................  )                              *
55.                                                                               )
56.        Certain information regarding periodic payment certificates .........  )                              *
57.                                                                               )
58.                                                                               )
59.        Financial statements (Instruction 1(c) to Form S-6) .................
                                                                                         Statement of Financial Condition of the
                                                                                              Trust

-----------------------
*        Inapplicable, answer negative or not required.

                Subject to Completion, Dated February 2, 2000


                              NATIONAL EQUITY TRUST

                         Low Five Portfolio Series 31


                                     [LOGO]

         The attached final prospectus for a prior Series of National Equity Trust is hereby used as a preliminary prospectus for Low Five Portfolio Series
31. The narrative information relating to the operation of this Series and the structure of the final prospectus for this Series will be substantially the same as that set forth in the attached prospectus. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different from that included in the attached final prospectus since each Series has a unique Portfolio. Accordingly, the information contained herein with regard to the previous Series should be considered as being presented for informational purposes only. Investors should contact account executives of the Sponsor who will be informed of the expected effective date of this Series and who will be supplied with complete information with respect to such Series on the day of effectiveness of the registration statement relating to Units of this Series.


         The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                            NATIONAL EQUITY TRUST
                         LOW FIVE PORTFOLIO SERIES 29

         The prospectus dated December 23, 1999, File No. 333-90689 is hereby incorporated by reference.

          PART II. ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

                      CONTENTS OF REGISTRATION STATEMENT

Item A -- Bonding Arrangements

                  The employees of Prudential Securities Incorporated are covered under Broker's Blanket Policies, Standard Form No. 14 in the aggregate amount of $62,500,000.

Item B -- Contents of Registration Statement

                  This Registration Statement on Form S-6 comprises the following papers and documents:

                  The cross-reference sheet.

                  The Prospectus.

                  Signatures.


                  Listed below is the name and registration number of a previous series of National Equity Trust, the final prospectus of which, properly supplemented, is used as a preliminary prospectus for National Equity Trust, Low Five Portfolio Series 31. This prior final prospectus is incorporated herein by reference.

         National Equity Trust,
         Low Five Portfolio Series 30
         (Registration No. 333-94577)


                  Written consents of the following persons:

                  Cahill Gordon & Reindel (included in Exhibit 5).

                  (2)      Deloitte & Touche LLP

                  The following Exhibits:

      (1)         Ex-3.(i)                           -     Certificate of Incorporation of Prudential Securities Incorporated dated
                                                              March 29, 1993.
      (4)         Ex-3.(ii)                          -     Revised By-Laws of Prudential Securities Incorporated as amended through
                                                              September 28, 1998.


      (1)         Ex-4.a                             -     Trust Indenture and Agreement, dated April 25, 1995.

      (1)         Ex-4.b                             -     Draft of Reference Trust Agreement.

      (2)         Ex-5                               -     Opinion of counsel as to the legality of the securities being registered.

      (3)         Ex-24                              -     Powers of Attorney executed by a majority of the Board of Directors of Prudential Securities Incorporated.

      (1)         Ex-99.1                            -     Information as to Officers and Directors of Prudential Securities
                                                              Incorporated is incorporated by reference to Schedules A and D of
                                                              Form BD filed by Prudential Securities Incorporated, pursuant to Rules
                                                              15b-1 and 15b3-1 under the Securities Exchange Act of 1934 (1934 Act
                                                              File No. 8-27154).

      (1)         Ex-99.2                            -     Affiliations of Sponsor with other investment companies.

      (1)         Ex-99.3                            -     Broker's Blanket Policies, Standard Form No. 14 in the aggregate amount of 62,500,000.

      (1)         Ex-99.4                            -     Distribution Agency Agreement among Prudential Securities Incorporated, as Depositor, United States Trust Company of New York, as Trustee,
                                                              and United States Trust Company of New York, as Distribution Agent.

      (5)         Ex-99.5                            -     Amendment to Distribution Agency Agreement among Prudential Securities
                                                              Incorporated, as Depositor, The Chase Manhattan Bank, as Trustee, and
                                                              The Chase Manhattan Bank, as Distribution Agent.

      (6)         Ex-99.6                            -     Amendment to Distribution Agency Agreement dated September 23, 1996 among
                                                              Prudential Securities Incorporated, as Depositor, The Chase Manhattan
                                                              Bank, as Trustee, and The Chase Manhattan Bank, as Distribution Agent
                                                              included as part of the Reference Trust Agreement filed as Exhibit
                                                              4.b to National Equity Trust Top Ten Portfolio Series 1.


--------------------

(1)      Filed herewith.

(2)      To be filed by amendment.

(3) Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Municipal Trust, Series 172, Registration No. 33-54681 (filed October 13, 1994) National Equity Trust, Top Ten Portfolio Series 3, Registration No. 333-15919 (filed January 31, 1997), and National Equity Trust, Low Five Portfolio Series 17, Registration No. 333-44543 (filed January 1, 1998).

(4) Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Municipal Trust, Series 186, Registration No. 33-54697 (filed August 9, 1996) and National Equity Trust, S&P 500 Strategy Trust Series 2, Registration No. 333-39521 (filed October 14, 1998).

(5) Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Equity Trust, Low Five Portfolio Series 6, Registration No. 333-01889 (filed May 1,
         1996).

(6) Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Equity Trust Top Ten Portfolio Series 1, Registration No. 333-02753 (filed September 24,
         1996).

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Act of 1933, the registrant, National Equity Trust, Low Five Portfolio Series 31, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, and State of New York on the 2nd day of February, 2000.


                              NATIONAL EQUITY TRUST

                           Low Five Portfolio Series 31

                                  (Registrant)

                      By PRUDENTIAL SECURITIES INCORPORATED
                                   (Depositor)


                    By the following persons*, who constitute
                     a majority of the Board of Directors of
                       Prudential Securities Incorporated


                                   A. Laurence Norton, Jr.
                                   Leland B. Paton
                                   Martin Pfinsgraff
                                   Vincent T. Pica II
                                   James D. Price
                                   Hardwick Simmons
                                   Lee B. Spencer, Jr.


                             By /s/ Kenneth Swankie
                                   (Kenneth Swankie,
                                    Senior Vice President,
                                    Manager - Unit Investment
                                    Trust Department, as
                                    authorized signatory for
                                    Prudential Securities
                                    Incorporated and
                                    Attorney-in-Fact for the
                                    persons listed above)

--------------------
*        Pursuant to Powers of Attorney previously filed.

                               CONSENT OF COUNSEL

                  The consent of Cahill Gordon & Reindel to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as Exhibit 5 to this Registration Statement.

                           -----------------------


                       CONSENT OF INDEPENDENT AUDITORS


                          [to be filed by Amendment]